Exhibit 99.1
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
Company Registration No. 199407932D
A N N O U N C E M E N T
ENTITLEMENTS OF SHAREHOLDERS TO THE
CASH DISTRIBUTION PURSUANT TO THE CAPITAL REDUCTION

1.	LODGEMENT OF COURT DOCUMENTS
The Board of Directors (the “Board”) of STATS ChipPAC Ltd. (the “Company”) refers to the announcements dated 16 August 2010, 27 September 2010 and 5 October 2010 relating to the Capital Reduction and the Cash Distribution and wishes to announce that the Company has lodged the Order of Court and other documents relating to the Capital Reduction and Cash Distribution, as prescribed under the Companies Act, Chapter 50 of Singapore, with the Registrar of Companies and Businesses today. Accordingly, the special resolution for the Capital Reduction and Cash Distribution to Shareholders that was passed at the Extraordinary General Meeting of the Company on 27 September 2010 has taken effect today.

Unless otherwise defined, terms used in this Announcement shall have the same meanings as defined in the circular to Shareholders (the “Circular”) dated 2 September 2010.

2.	ENTITLEMENTS OF SHAREHOLDERS TO THE CASH DISTRIBUTION
The Board also wishes to announce that each Shareholder as at 5.00 p.m. on 20 October 2010 (the “Books Closure Date”) will receive a Cash Distribution pursuant to the Capital Reduction of US$0.2724525 for each Share held as at the Books Closure Date. This entitlement per Share is based on the aggregate Cash Distribution pursuant to the Capital Reduction of US$600 million divided by the issued share capital of the Company of 2,202,218,293 Shares as at the Books Closure Date.

The aggregate amount of cash to be paid to each Shareholder pursuant to the Capital Reduction and Cash Distribution will be adjusted by rounding any fraction of a cent to the nearest cent, where applicable.

The Capital Reduction and Cash Distribution will not result in a cancellation of Shares, or a change in the number of Shares, held by Shareholders immediately after the Capital Reduction and Cash Distribution.

3.	EXPECTED PAYMENT DATE OF THE CASH DISTRIBUTION
As indicated in the announcement dated 5 October 2010, the expected payment date of the Cash Distribution pursuant to the Capital Reduction through The Central Depository (Pte) Limited (“CDP”) is 29 October 2010 (the “Expected Payment Date”).
The payment of the Cash Distribution pursuant to the Capital Reduction will be made in the following manner:
(a)	Scripless Shareholders. Shareholders who are Depositors and who have Shares standing to the credit of their Securities Accounts as at the Books Closure Date would have the cheques for payment, in United States of America dollars, of their respective entitlements to the Cash Distribution pursuant to the Capital Reduction despatched to them by CDP by ordinary post at their own risk by the Expected Payment Date. Alternatively, such Shareholders will have payment of their respective entitlements to the Cash Distribution pursuant to the Capital Reduction made in such other manner as they may have agreed with CDP for the payment of dividends or other distributions by the Expected Payment Date; and

(b)	Shareholders holding Scrip Shares. Shareholders whose Shares are registered in the Register of Members of the Company as at the Books Closure Date will have the cheques for payment, in United States of America dollars, of their entitlements to the Cash Distribution pursuant to the Capital Reduction despatched to them by ordinary post at their own risk by the Expected Payment Date.
BY ORDER OF THE BOARD
Elaine Sin Mei Lin (Tan Mei Lin)
Company Secretary
20 October 2010